UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-35829

Vermilion Energy Inc.

(Exact name of registrant as specified in its charter)

3500, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Exhibit

Exhibit	Description

99.1	News Release dated September 11, 2023 - Vermilion Energy Inc. Announces Restart of Wandoo Facility and Provides Operational Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY INC.

By:	/s/ Lars Glemser
Title:	Lars Glemser, VP and Chief Financial Officer

 Date: September 11, 2023